Filing by Invesco Dynamic Credit Opportunity Fund pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Act of 1934.

Subject Company: Invesco Dynamic Credit Opportunities Fund (SEC File No. 811-22043)

Press Release For immediate release
Invesco Advisers Announces Details of Tender Offer and Reorganization for Invesco Dynamic Credit Opportunities Fund CONTACT: Jeaneen Terrio 212-278-9205; Jeaneen.Terrio@invesco.com

ATLANTA, September 3, 2021 – Invesco Advisers, Inc., a subsidiary of Invesco Ltd. (NYSE: IVZ), announced today additional details of the previously announced tender offer and reorganization for Invesco Dynamic Credit Opportunities Fund (NYSE: VTA) (the “Fund”).

REORGANIZATION

At the Fund’s Annual Meeting of Shareholders held on September 3, 2021, Fund shareholders approved a proposal to reorganize the Fund into a newly created closed-end interval fund (the “Interval Fund”).  The reorganization had previously been approved by the Fund’s Board of Trustees (the “Board”).

The Interval Fund will offer four classes of shares (Class A, Class AX, Class R and Class Y) and will provide liquidity to shareholders in the form of quarterly repurchase offers.  Fund shareholders will receive Class AX shares of the Interval Fund priced daily at the Interval Fund’s net asset value (“NAV”).  The Interval Fund will be managed with the same investment objective and similar investment strategy as the Fund, all as described in the proxy statement/prospectus, which has been filed publicly.  Shareholders should read the proxy/statement prospectus as it contains important information about the reorganization and the Interval Fund.

It is anticipated that the closing of the reorganization will occur on or around October 2021 subject to the satisfaction of applicable regulatory requirements and customary closing conditions.

TENDER OFFER

The Fund will conduct a tender offer for cash of up to 12,596,028 of the Fund’s outstanding common shares of beneficial interest (“common shares”), representing twenty percent of its common shares.

The Fund’s tender offer will commence on Wednesday, September 8, 2021, and will expire, unless extended, at 11:59 p.m., New York City time, on Thursday, October 7, 2021. Subject to various terms and conditions described in offering materials to be distributed to shareholders: (1) purchases will be made at a price per share equal to 98.5% of the Fund’s NAV per share as of the close of trading on the next trading day after the expiration of the offer; and (2) if more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase a number of shares equal to the offer amount on a prorated basis.

Invesco 1555 Peachtree Street, N.E. Atlanta, GA 30309 www.invesco.com

The Fund’s common shares have recently traded at a discount to its NAV per share. During the pendency of the tender offer, the current NAV per share will be available by telephone at 1-800-341-2929 or on the Fund’s website at www.invesco.com/us.

The Fund has implemented a managed distribution plan (the “Plan”) whereby the Fund will pay its monthly dividend to common shareholders at a stated fixed monthly distribution amount of $0.075 per share. The Plan is intended to provide shareholders with a consistent, but not guaranteed, periodic cash payment, regardless of when or whether income is earned or capital gains are realized. If sufficient investment income is not available for a monthly distribution, the Fund will distribute long-term capital gains and/or return of capital in order to maintain its managed distribution level under the Plan. A return of capital may occur, for example, when some or all of the money that shareholders invested in the Fund is paid back to them. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.” No conclusions should be drawn about the Fund’s investment performance from the amount of its distributions or from the terms of the Plan. The Plan will be subject to periodic review by the Fund’s Board, and the Board may amend the terms of the Plan or terminate the Plan at any time without prior notice to the Fund’s shareholders. The amendment or termination of the Plan could have an adverse effect on the market price of the Fund’s common shares.

TENDER OFFER STATEMENT

The above statements are not intended to constitute an offer to participate in the tender offer. Further information about the tender offer will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the Securities and Exchange Commission (“SEC”). Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC (www.sec.gov) and from the Fund.

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For more information, call 1-800-341-2929.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the Invesco Funds, including the Fund.

Where to find additional information
In connection with the reorganization, a definitive proxy statement/prospectus was filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety because it contains important information regarding the Fund, the Interval Fund, the reorganization, the Board’s considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the reorganization and related matters. Shareholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by the Fund or the Interval Fund with the SEC, including the Fund’s most recent annual report to shareholders, on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. Copies of all of these documents may be obtained upon request without charge by visiting the Invesco website at invesco.com/us, or by writing to the Fund, at 1555 Peachtree Street, N.E., Atlanta, GA 30309, or calling 1-800-341-2929.

Invesco 1555 Peachtree Street, N.E. Atlanta, GA 30309 www.invesco.com

About Invesco Ltd.
Invesco Ltd. is a global independent investment management firm dedicated to delivering an investment experience that helps people get more out of life. Our distinctive investment teams deliver a comprehensive range of active, passive and alternative investment capabilities. With offices in more than 20 countries, Invesco managed $1.5 trillion in assets on behalf of clients worldwide as of June 30, 2021. For more information, visit www.invesco.com.

Invesco Distributors, Inc. is the U.S. distributor for Invesco Ltd.’s retail products. Invesco Advisers, Inc. is an investment adviser; it provides investment advisory services to individual and institutional clients and does not sell securities. Each entity is a wholly owned, indirect subsidiary of Invesco Ltd.

Note: There is no assurance that a closed-end fund will achieve its investment objective. Common shares are bought on the secondary market and may trade at a discount or premium to NAV. Regular brokerage commissions apply.

NOT A DEPOSIT |  NOT FDIC INSURED  |  NOT GUARANTEED BY THE BANK  |  MAY LOSE VALUE  |  NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

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Invesco 1555 Peachtree Street, N.E. Atlanta, GA 30309 www.invesco.com